UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No. ___)*



                United Meridian Corporation
                 (Name of Issuer)


                       Common Stock
          (Title of Class of Securities)

                   910865104
                  (CUSIP Number)

               Jonathan Green, Esq.
            Appaloosa Management L.P.
            51 John F. Kennedy Parkway
           Short Hills, New Jersey 07078
                   (201) 376-5400
   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                    January 8, 1997
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




              Exhibit Index:  Page 7
                Page 1 of 11 Pages
                   SCHEDULE 13D

CUSIP No.910865104              Page 2 of 11 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

          7    Sole Voting Power
      Number of2,033,300
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person2,033,300
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     2,033,300

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     5.74%

14   Type of Reporting Person*
     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No.910865104              Page 3 of 11 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David A. Tepper

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

          7    Sole Voting Power
      Number of2,033,300
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person2,033,300
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     2,033,300

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     5.74%

14   Type of Reporting Person*
     IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D




 Item 1.Security and Issuer

     This statement on Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Shares"), of United Meridian
Corporation, a Delaware corporation (the "Company").
The principal executive offices of the Company are located at 1201 Louisiana, Suite 1400, Houston,
Texas 77002-5603.


 Item 2.Identity and Background

     This statement on Schedule 13D is being filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), and David A. Tepper
("Mr. Tepper", and together with the Manager, the "Reporting Persons"). A copy of the Joint Filing
Agreement between the Reporting Persons is annexed hereto as Exhibit A.

     The general partner of the Manager is
Appaloosa Partners Inc., a Delaware corporation, of which Mr. Tepper is the sole stockholder and President.

     The Manager is the general partner of
Appaloosa Investment Limited Partnership I, a
Delaware limited partnership (the "Partnership").
The Manager acts as an investment adviser to the
Partnership, Palomino Fund Ltd. ("Palomino") and
Reliance Standard Life Insurance Company
("Reliance").  Reliance is beneficially owned by
Delphi Financial Group, Inc., a publicly-held,
insurance holding company ("Delphi").  The address
of the principal business and principal office of
the Manager is 51 John F. Kennedy Parkway, Short
Hills, New Jersey 07078.  The business address of
Mr. Tepper is 51 John F. Kennedy Parkway, Short
Hills, New Jersey 07078.  The present principal
occupation or employment of Mr. Tepper is President
of Appaloosa Partners Inc.  The address of the
principal business and principal office of Palomino
is c/o Trident Trust Company (Cayman) Ltd., 1
Capital Place, P.O. Box 847, Grand Cayman, Cayman
Islands.  The address of the principal business and
principal office of Reliance is 2501 Parkway,
Philadelphia, Pennsylvania 19130.  The address of
the principal business and principal office of
Delphi is 1105 North Market Street, Suite 1230,
Wilmington, Delaware 19899.   The Partnership,
Palomino and Reliance are sometimes referred to herein collectively as the "Accounts".

     During the last five years, none of the
Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Tepper is a citizen of the United States.


 Item 3.Source and Amount of Funds or Other
Consideration

     Of the 2,033,300 Shares held by the Reporting
Persons, 1,193,823 Shares were purchased with the personal funds of the Partnership, 612,977 Shares were purchased with the working capital of Palomino and 226,500 Shares were purchased with the working capital of Reliance.


 Item 4.Purpose of Transaction

     The purpose of the acquisition by the
Reporting Persons of the Shares is for investment.
The Reporting Persons may consider making additional purchases of the Shares in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting
Persons may sell all or a portion of their Shares in open-market or private transactions, depending upon prevailing market conditions and other factors.

     Except as indicated above, the Reporting
Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.


 Item 5.Interest in Securities of the Issuer

(a) This statement on Schedule 13D relates to 2,033,300 Shares beneficially owned by the Reporting Persons, which constitute approximately 5.74% of the issued and outstanding Shares.

(b) The Manager has sole voting and dispositive power with respect to 2,033,300 Shares. Mr.
     Tepper has sole voting and dispositive power with respect to 2,033,300 Shares.

(c)  Within the past sixty days, the Reporting
     Persons purchased and sold Shares on the dates, in the amounts and at the prices set forth on Exhibit B annexed hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

(d)  Not applicable.

  (e)Not applicable.


Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer

     As discussed in Item 2 above, the Manager acts as the general partner of the Partnership, which owns 1,193,823 Shares. The Manager also acts as investment adviser to Palomino, which owns 612,977
Shares, and Reliance, which owns 226,500 Shares.
Mr. Tepper is the President of Appaloosa Partners
Inc., which is the general partner of the Manager.

     Except as noted above, there exist no
contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.Material to Be Filed as Exhibits

      Exhibit A:Joint Filing Agreement.
      Exhibit B:Transactions in Shares Within
Past 60 Days.


                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1997


     Appaloosa Management L.P.
      By:Appaloosa Partners
Inc.,
     Its General Partner



      By:/s/ David A. Tepper

     David A. Tepper
     President



     David A. Tepper



     /s/ David A. Tepper

                   EXHIBIT INDEX


     ExhibitExhibit Name
     Page



      AJoint Filing Agreement
     8

    BTransactions in Shares Within Past
  60 Days9

                     EXHIBIT A


              JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the
Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of beneficial interest of United Meridian Corporation is filed jointly on behalf of each such person.

Dated: February 6, 1997
     Appaloosa Management L.P.
      By:Appaloosa Partners
Inc.,
     Its General Partner



      By:/s/ David A. Tepper

     David A. Tepper
     President


     David A. Tepper



     /s/ David A. Tepper

                     EXHIBIT B

       Transactions in Shares of the Company
            Within the Past Sixty Days













Partnership
















Number of





Shares
Price


Purchase /

Purchased
/
per


Sale
Date
Sold
Share


S
12-31-96
32,300
51.8203


S
01-01-97
400
51.0733


P
01-02-97
15,565
50.5600


S
01-02-97
2,290
50.3678


P
01-02-97
529
50.3100


P
01-03-97
14,683
49.6905


P
01-03-97
3,759
49.6850


P
01-06-97
11,975
50.5600


S
01-07-97
20,555
41.7600


S
01-07-97
7,341
40.7686


P
01-07-97
2,935
43.0600


P
01-08-97
6,105
39.9422


P
01-08-97
44,788
41.0076


P
01-08-97
79,597
41.0600


S
01-08-97
2,937
41.1886


P
01-09-97
1,174
40.4350


S
01-10-97
29,365
44.5525


S
01-16-97
8,220
43.8278


P
01-22-97
29,350
36.6850


S
01-22-97
4,405
36.9388


P
01-23-97
14,675
37.5600


P
02-03-97
65,744
36.2436


S
02-03-97
1,175
36.1888


P
02-04-97
33,811
35.8256


P
02-05-97
50,365
37.0600

Palomino












Number of





Shares
Price




Purchased
/
per



Date
Sold
Share


P
01-02-97
7,960
50.5600


S
01-02-97
1,172
50.3678


P
01-02-97
270
50.3100


P
01-03-97
7,510
49.6905


P
01-03-97
1,923
49.6850


P
01-06-97
6,201
50.5600


S
01-07-97
10,514
41.7600


S
01-07-97
3,755
40.7686


P
01-07-97
1,520
43.0600


P
01-08-97
3,161
39.9422


P
01-08-97
23,195
41.0076


P
01-08-97
41,223
41.0600


S
01-08-97
1,502
41.1886


P
01-09-97
608
40.4350


S
01-10-97
15,045
44.5525


S
01-16-97
4,213
43.8278


P
01-22-97
15,200
36.6850


S
01-22-97
2,255
36.9388


P
01-23-97
7,600
37.5600


P
02-03-97
34,048
36.2436


S
02-03-97
600
36.1888


P
02-04-97
17,511
35.8256


P
02-05-97
26,083
37.0600

Reliance










Number of





Shares
Price




Purchased
/
per



Date
Sold
Share


S
12-31-96
17,500
51.8203


P
01-02-97
2,975
50.5600


S
01-02-97
438
50.3678


P
01-02-97
101
50.3100


P
01-03-97
2,807
49.6905


P
01-03-97
718
49.6850


P
01-06-97
2,224
50.5600


S
01-07-97
3,931
41.7600


S
01-07-97
1,404
40.7686


P
01-07-97
545
43.0600


P
01-08-97
1,134
39.9422


P
01-08-97
8,317
41.0076


P
01-08-97
14,780
41.0600


S
01-08-97
561
41.1886


P
01-09-97
218
40.4350


S
01-10-97
1,773
44.5525


S
01-10-97
3,817
44.5525


S
01-16-97
1,567
43.8278


P
01-22-97
5,450
36.6850


S
01-22-97
840
36.9388


P
01-23-97
2,725
37.5600


P
02-03-97
12,208
36.2436


S
02-03-97
225
36.1888


P
02-04-97
6,278
35.8256


P
02-05-97
9,352
37.0600